SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Katsunori Nagakari

1-10 Yamanokuchi-cho, Kagoshima City, Kagoshima, 892-0844, Japan

+81 99 295 6151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105

1	NAME OF REPORTING PERSON Kagoshima Shinsangyo Sousei Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,134,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,134,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y95308105

1	NAME OF REPORTING PERSON Kagoshima Development Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,134,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,134,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON CO

Explanatory Note: This Amendment No. 3 (this “Statement”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2015, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 31, 2017 and Amendment No. 2 to the Initial 13D filed on March 22, 2018, amends and supplements the items set forth herein. As used in this Schedule 13D, as amended hereby, the term “Reporting Persons” collectively refers to Kagoshima Shinsangyo Sousei Investment Limited Partnership (“KSS”) and Kagoshima Development Co. Ltd. (“Kagoshima Development Co.”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b) The information relating to the beneficial ownership of the Issuer’s Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The information in this Item 5(a) and in Row 13 of each cover page to this Statement with respect to the Reporting Persons is based on an aggregate of 34,192,106 shares of the Issuer’s Ordinary Shares issued and outstanding as of February 26, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 1, 2019.

(c) The Reporting Persons effected open market sales transactions in the Issuer’s Ordinary Shares in numbers, at the prices and on the dates indicated in Exhibit No. 1 hereto which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description

1	List of Sales Transactions

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019	Kagoshima Shinsangyo Sousei Investment Limited Partnership
By: Kagoshima Development Co. Ltd., its General Partner

	By:	/s/ Satoru Motomura
Name: Satoru Motomura
Its: Representative Director

Dated: March 14, 2019	Kagoshima Development Co. Ltd.

	By:	/s/ Satoru Motomura
Name: Satoru Motomura
Its: Representative Director